Exhibit 12

MMI Products, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands)
						Fiscal Quarter Ended
						March 30,	March 29,
	1998	1999	2000	2001	2002	2002	2003
Income before income taxes	$ 18,274	$ 31,526	$ 32,028	$ 17,463	$ (3,611)	$ 285	$ (7,106)
Fixed charges	18,443	20,823	24,936	27,019	27,507	6,791	7,380
Earnings	36,717	52,349	56,964	44,482	23,896	7,076	274
Rent expense	5,103	6,228	7,876	8,316	8,640	2,048	2,330
Portion of rent expense representative of the interest	1,123	1,370	1,733	1,830	1,901	451	513
Interest expense (including amortization of debt issue costs)	17,320	19,453	23,203	25,189	25,606	6,340	6,867
Fixed charges	$ 18,443	$ 20,823	$ 24,936	$ 27,019	$ 27,507	$ 6,791	$ 7,380
Ratio of earnings to fixed charges	2.0x	2.5x	2.3x	1.6x	0.9x	1.0x	0.0x